SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30287]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

November 30, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2012.  A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.  An order granting each application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on December 26, 2012, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

**Triangle Fund LLC [File No. 811-22637]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On August 31, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of approximately $101,533 incurred in connection with the liquidation were paid by applicant.

Filing Dates:  The application was filed on September 18, 2012 and amended on October 19, 2012, November 7, 2012 and November 27, 2012.

Applicant's Address: 745 Seventh Ave., New York, NY 10019.

**del Ray Global Investors Funds [File No. 811-22434]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On September 7, 2012 and September 10, 2012, applicant made liquidating distributions to its shareholders, based on net asset value.  Expenses of $23,100 incurred in connection with the liquidation were paid by applicant and del Ray Global Investors, LLC, applicant's investment adviser.  Applicant has retained approximately $46,441 in cash to cover expenses accrued but not yet invoiced.

Filing Date:  The application was filed on October 31, 2012.

Applicant's Address:  6701 Center Drive West, Suite 655, Los Angeles, CA 90045.

**Kayne Anderson Energy/Infrastructure Fund, Inc. [File No. 811-22065]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 31, 2007, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $3,500 incurred in connection with the liquidation were paid by KA Fund Advisors, LLC, applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on September 18, 2012, and amended on October 9, 2012 and November 20, 2012.

<u>Applicant's Address</u>: 717 Texas Ave., Suite 3100, Houston, TX 77002.

> **Defined Asset Funds Corporate Income Fund 10th Insured Series**
>   **[File No. 811-2295]**
> **Uncommon Values Unit Trust 1985 Series & Subsequent & Similar Series**
>   **[File No. 811-4281]**
> **Penn State Tax Exempt Investment Trust Series 1**
>   **[File No. 811-2787]**
> **Shearson Lehman Brothers Unit Trusts High Yield Municipal Series 1**
>   **[File No. 811-5208]**
> **Equity Opportunity Trust Growth Stock Series 1**
>   **[File No. 811-3722]**

<u>Summary</u>: Each applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On January 26, 2010, June 6, 2009, July 8, 2010, June 13, 2011 and August 30, 2011, respectively, each applicant made a liquidating distribution to its unit holders, based on net asset value. Applicants' incurred no expenses in connection with the liquidations.

<u>Filing Dates</u>: The applications were filed on September 5, 2012 and amended on November 20, 2012.

<u>Applicants' Address</u>: 18925 Base Camp Rd., Suite 203, Monument, CO 80132.

> **Hatteras Sector Select Fund [File No. 811-22614]**
> **Hatteras Sector Select Institutional Fund [File No. 811-22615]**

<u>Summary</u>: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to engage in business of any kind.

Filing Dates:  The applications were filed on August 21, 2012 and amended on November 15, 2012.

Applicant's Address:  8540 Colonnade Center Dr., Suite 401, Raleigh, NC 27615.

**Genworth Variable Insurance Trust [File No. 811-22205]**

Summary:  Applicant, an open-end management company, seeks an order declaring that it has ceased to be an investment company.  As of January 27, 2012, pursuant to a plan of substitution, applicant's shareholders tendered their shares for redemption, based on net asset value.  Expenses of $217,001 incurred in connection with the liquidation were paid by Genworth Financial Wealth Management, Inc., and later reimbursed by the sponsor of the substituting portfolios.

Filing Dates: The application was filed on September 25, 2012, and amended on October 23, 2012.

Applicant's Address:  2300 Contra Costa Boulevard, Suite 600, Pleasant Hill, CA 94523

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary